Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2016 and 2015

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators and the Securities and Exchange Commission as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016. In conducting this evaluation, the Seabee Gold Operation was excluded from our assessment of effectiveness of our internal control over financial reporting because it was acquired by us in a transaction that completed during 2016. The Seabee Gold Operation is owned by a wholly-owned subsidiary, the total assets and total revenues of which represent 29% and 13%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.
PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in their report which appears herein.

"Paul Benson"	"Gregory Martin"
Paul Benson	Gregory Martin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 23, 2017

Independent Auditor’s Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of Silver Standard Resources Inc.’s (the Company) December 31, 2016 and December 31, 2015 consolidated financial statements and their internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded the Seabee Gold Operation from its assessment of internal control over financial reporting as of December 31, 2016 because it was acquired by the Company in a business combination during 2016. We have also excluded the Seabee Gold Operation from our audit of internal control over financial reporting. The Seabee Gold Operation is a wholly-owned subsidiary whose total assets and total revenues represent 29% and 13%, respectively, of the Company’s related consolidated financial statement amounts as of and for the year ended December 31, 2016.

Opinion
In our opinion, Silver Standard Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia
February 23, 2017

Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2016 and 2015

Silver Standard Resources Inc.
Consolidated Statements of Financial Position
As at December 31, 2016 and 2015
(expressed in thousands of United States dollars)

	Note	December 31	December 31
		2016	2015
		$	$
Current assets
Cash and cash equivalents	4	327,127	211,862
Trade and other receivables	5	58,437	36,733
Marketable securities	6	148,944	88,184
Inventory	7	154,915	135,976
Held for sale	9	12,097	3,979
Other	8	2,720	—
		704,240	476,734
Non-current assets
Property, plant and equipment	9	663,828	348,712
Income tax receivable	11	—	18,243
Deferred income tax assets	11	1,096	—
Value added tax receivable	12	6,531	20,792
Goodwill	3	49,786	—
Other	8	13,207	7,196
Total assets		1,438,688	871,677

Current liabilities
Trade and other payables	13	61,500	53,352
Provisions	14	82,806	78,226
Debt	15	—	4,273
		144,306	135,851
Non-current liabilities
Deferred income tax liabilities	11	116,887	29,026
Provisions	14	55,562	51,532
Debt	15	220,054	208,085
Total liabilities		536,809	424,494

Shareholders' equity
Share capital	16	1,043,555	707,607
Other reserves	17	(1,014)	(54,805)
Equity component of convertible notes	15	68,347	68,347
Deficit		(209,009)	(273,966)
Total shareholders' equity attributable to our shareholders		901,879	447,183
Total liabilities and equity		1,438,688	871,677

Commitments (note 24(c))
Events after the reporting date (note 9 and 13)
The accompanying notes are an integral part of the consolidated financial statements
Approved by the Board of Directors and authorized for issue on February 23, 2017

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

Silver Standard Resources Inc.
Consolidated Statements of Income (Loss)
For the years ended December 31, 2016 and 2015
(expressed in thousands of United States dollars, except per share amounts)

	Note	2016	2015
		$	$

Revenue		490,986	375,322
Cost of sales	18	(336,980)	(356,482)
Income from mine operations		154,006	18,840

General and administrative expenses	18	(22,091)	(22,341)
Exploration, evaluation and reclamation expenses		(14,553)	(19,141)
Business acquisition costs	3	(4,757)	—
Impairment charges	10	—	(48,421)
Operating income (loss)		112,605	(71,063)

Gain on sales of exploration and evaluation assets	8	6,522	—
Interest earned and other finance income	19	1,766	1,280
Interest expense and other finance expenses	19	(25,968)	(25,965)
Other (expense)	20	(5,810)	(6,545)
Foreign exchange (loss)		(8,130)	(11,364)
Income (loss) before tax		80,985	(113,657)

Income tax (expense)	11	(16,028)	(10,645)

Net income (loss) and net income (loss) attributable to shareholders		64,957	(124,302)

Weighted average shares outstanding (thousands)
Basic	21	103,267	80,770
Diluted	21	104,584	80,770

Earnings (loss) per share
Basic	21	$0.63	($1.54)
Diluted	21	$0.62	($1.54)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2016 and 2015
(expressed in thousands of United States dollars)

	Note	2016	2015
		$	$

Net income (loss) for the year attributable to shareholders		64,957	(124,302)
Other comprehensive income (loss)
Items that will not be reclassified to net income or loss:
Gain (loss) on marketable securities, at FVTOCI, net of tax ($7,603) and $5,187		51,161	(10,355)
Items that will be reclassified to net income or loss:
Unrealized gain (loss) on effective portion of derivative, net of tax ($208) and $315		710	(613)
Other comprehensive income (loss)		51,871	(10,968)
Total comprehensive income (loss) attributable to shareholders		116,828	(135,270)
Total comprehensive income (loss)		116,828	(135,270)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2016 and 2015
(expressed in thousands of United States dollars)

	Note	Common Shares		Other reserves	Equity		Total
		Shares	Amount	(note 17)	component of	Deficit	equity
		000's	$	$	$	$	$
Balance, January 1, 2015 (restated)	2(a)	80,754	707,034	(46,467)	68,347	(149,664)	579,250
Exercise of stock options	16	72	573	(162)	—	—	411
Equity-settled share-based compensation	16	—	—	2,792	—	—	2,792
Total comprehensive (loss) for the year		—	—	(10,968)	—	(124,302)	(135,270)
Balance, December 31, 2015		80,826	707,607	(54,805)	68,347	(273,966)	447,183

Shares and options issued pursuant to the acquisition of Claude Resources, net of share issuance costs	3	37,394	324,990	4,045	—	—	329,035
Exercise of stock options	16	1,181	10,958	(4,258)	—	—	6,700
Equity-settled share-based compensation	16	—	—	2,133	—	—	2,133
Total comprehensive income for the year		—	—	51,871	—	64,957	116,828
Balance, December 31, 2016		119,401	1,043,555	(1,014)	68,347	(209,009)	901,879
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015
(expressed in thousands of United States dollars)

	Note	2016	2015
		$	$
Cash flows from operating activities
Net income (loss) for the year		64,957	(124,302)
Adjustments for:
Depreciation, depletion and amortization		76,169	79,983
Share-based payments		2,133	2,792
Net finance expense		22,507	23,154
(Gain) on sale of exploration and evaluation assets		(6,522)	—
Inventory and value added tax receivable write-downs and impairment charges		4,569	76,059
Other loss		6,225	5,717
Income tax expense		16,028	10,645
Non-cash foreign exchange loss		2,069	7,787
Net changes in non-cash working capital items	26	9,186	8,006
Cash generated in operating activities before interest and taxes (paid) recovered		197,321	89,841
Interest (paid)		(8,087)	(9,044)
Income taxes (paid)		(18,550)	(6,688)
Cash generated by operating activities		170,684	74,109
Cash flows from investing activities
Purchase of plant and equipment		(42,272)	(37,280)
Capitalized stripping costs		(32,624)	(12,540)
Underground mine development costs		(5,377)	—
Capitalized exploration costs		(5,797)	(12,679)
Proceeds from sale of property, plant and equipment		1,624	20,000
Proceeds from sale of marketable securities		4,969	438
Cash received on Claude Resources acquisition, net of share exchange payment		16,753	—
(Increase) decrease in restricted cash		(453)	16,385
Interest received		1,670	565
Tax deposit received (paid)	11	18,243	(19,231)
Cash (used) in investing activities		(43,264)	(44,342)
Cash flows from financing activities
Proceeds from exercise of stock options		6,700	411
Repayment of bank loan		(3,845)	(1,701)
Proceeds from bank loan		—	1,534
Repayment of Claude Resources credit facility	3	(13,707)	—
Share issuance fees on Claude Resources acquisition		(212)	—
Cash (used) generated by financing activities		(11,064)	244
Effect of foreign exchange rate changes on cash and cash equivalents		(1,091)	(2,792)
Increase in cash and cash equivalents		115,265	27,219
Cash and cash equivalents, beginning of year		211,862	184,643
Cash and cash equivalents, end of year		327,127	211,862
Supplemental cash flow information (note 26)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us", "our" or "Silver Standard") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal properties located in the Americas. With the acquisition of Claude Resources Inc. ("Claude Resources") on May 31, 2016 (note 3), we have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Silver Standard is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and Pirquitas mine in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)	Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The comparative information has also been prepared on this basis, details of which are given below.
These statements were authorized for issue by the Board of Directors on February 23, 2017.
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires us to exercise our judgment in the process of applying our accounting policies. The areas involving judgment or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2(u).
On April 1, 2015, we adopted all of the requirements of IFRS 9, Financial Instruments: Recognition and Measurement. The 2015 balances shown in the consolidated statements of changes in shareholders' equity reflect this change.

b)	Accounting convention
These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2(r).
c)Basis of consolidation
These consolidated financial statements incorporate the financial statements of Silver Standard Resources Inc. and all of our subsidiaries (note 25(b)).
(i)    Subsidiaries
Subsidiaries are all entities (including structured entities) over which we have control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.
The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to us until the date that control ceases.
All intercompany transactions and balances have been eliminated on consolidation.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
d)Business combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to us and our shareholders. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to us and our shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with our inputs and processes or we could easily replicate the processes to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, we consider other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

▪	Has begun planned principal activities;

▪	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

▪	Is pursuing a plan to produce outputs; and

▪	Will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair value of the assets and liabilities transferred. The results of businesses acquired during the period are included in the consolidated financial statements from the date of acquisition. The identifiable assets, liabilities and contingent liabilities of the businesses which can be measured reliably are recorded at provisional fair values at the date of acquisition. Provisional fair values are finalized within 12 months of the acquisition date. Acquisition-related costs are expensed as incurred. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
e)Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which the particular entity operates (the “functional currency”). Silver Standard and all of our subsidiaries have a functional currency of United States dollars.
The consolidated financial statements are presented in United States dollars.
(ii)   Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income (loss).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iii)  Subsidiaries
The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

▪	Assets and liabilities are translated at the period-end exchange rate;

▪	Income and expenses for each statement of income are translated at average exchange rates for the period; and

▪	All resulting exchange differences are recognized in other comprehensive income ("OCI") as cumulative translation adjustments.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold or control is lost, such exchange differences are recognized in the consolidated statement of income (loss) as part of the gain or loss on sale.
f)Revenue recognition
Our primary source of revenue is from the sale of gold doré or bullion and metal-bearing concentrate. Revenue is recognized in the consolidated financial statements when the following conditions are met:

▪	the significant risks and rewards of ownership have passed to the customer;

▪	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;

▪	the amount of revenue can be measured reliably;

▪	it is probable that economic benefits associated with the sale will flow to us; and

▪	the costs incurred or to be incurred in respect of the sale can be measured reliably.
Revenue from the sale of gold doré or bullion is typically recognized on the trade settlement date when funds are received.
Revenue from the sale of concentrate is recorded net of charges for treatment, refining and penalties. Net revenues from the sale of by-products are included within revenue.
Concentrate sales are recognized on a provisional basis using our estimate of contained metals. Final settlement is based on applicable commodity prices, based on contractually determined quotational periods, and receipt of final weights and assays, which typically occurs two to six months after shipment.
Variations between the price recorded when revenue was initially recognized and the actual final price are caused by changes in metal prices. This feature causes concentrate receivables to be measured at fair value through profit and loss (“FVTPL”).
g)Cash and cash equivalents
Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash and excludes any restricted cash that is not available for use by us.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
h)Inventory
Stockpiled ore, leach pad inventory and finished goods are valued at the lower of average cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation, depletion and amortization and directly attributable overhead costs. NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.
Any write-downs of inventory to NRV are recorded within cost of sales in the consolidated statements of income (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. The cost of stockpiled ore inventory is derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost as ore is processed. Quantities of stockpiled ore are verified by periodic surveys.
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. The cost of leach pad inventory is derived from current mining and leaching costs and removed as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage.
Finished goods inventory includes metal concentrates at site and in transit and doré at a site or refinery or bullion in a metal account.
Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence.
Inventory that is not planned to be processed or used within one year is classified as non-current.
i)Mineral properties
Capitalized costs of mineral properties include the following:

▪	Costs of acquiring exploration and development stage properties in asset acquisitions, or the value attributed to properties acquired in a business combination;

▪	Economically recoverable exploration and evaluation expenses;

▪	Expenditures incurred to develop mining properties;

▪	Certain costs incurred during production;

▪	Estimates of close down and restoration costs; and

▪	Borrowing costs incurred that are attributable to qualifying mineral properties.
(i)    Acquisition of mineral properties
The costs of acquiring exploration and development stage properties, including transaction costs, in an asset purchase are capitalized as an exploration and evaluation asset or a development asset at cost. The value attributed to acquiring mineral properties at an operating mine in a business combination is recognized as a mineral property asset. The value attributed to acquiring exploration potential in a business combination is recognized as an exploration and evaluation asset.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(ii)   Exploration and evaluation expenditures
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with acquiring the rights to explore, prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed until it is probable that future economic benefits will flow to us. We use the following criteria to assess the economic recoverability and probability of future economic benefits:

▪
Viability: A Mineral Reserve, as defined by NI 43-101, has been established that demonstrates a positive financial return, and/or where there is a history of conversion to Mineral Reserves at operating mines; and

▪	Authorizations: Necessary permits, access to critical resources and environmental programs exist or are reasonably obtainable.
Once future economic benefits are expected, further exploration and evaluation expenditures are capitalized at cost and recognized as an exploration and evaluation asset. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property.
(iii)  Development expenditures
Once approval has been obtained to commence the development and construction of a mine the carrying value of the exploration and evaluation asset is reclassified as a mineral property, and all costs are capitalized and included in the carrying amount of the related property in the period incurred. All costs, including pre-operating costs are capitalized until the point that the mineral property is capable of operating as intended by us. This is determined by: (i) completion of operational commissioning of major mine and plant components; (ii) operating results being achieved consistently for a period of time; (iii) indicators that these operating results will be continued; and (iv) other factors being present, including one or more of the following: a significant portion of the plant/mill capacity being achieved; a significant portion of available funding being directed towards operating activities; a predetermined, reasonable period of time being passed; or significant milestones for the development of the mineral property being achieved.
In addition, any proceeds from sales in these periods are offset against costs capitalized.
In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping, with the stripping ratio being the ratio of waste material to ore. Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.
Once the mineral property is capable of operating as intended, further operating costs, including depreciation, depletion and amortization, are included within inventory as incurred.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iv) Costs incurred during production
During the production phase of an open pit mine, where stripping activities result in improved access to ore, we recognize a capitalized stripping asset when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is estimated; the cost of waste removal in excess of the stripping ratio is capitalized, and the cost of waste and ore removal in line with the average stripping ratio is recorded in inventory. The capitalized stripping asset is amortized using a unit of production method over the identified component of the ore body.
At underground mining operations, we incur development costs to build new shafts, drifts and ramps that enable us to access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the underground mine, and which only provide an economic benefit over the period of mining that area, are depreciated on a units of production basis relating to that particular area of the mine.
(v) Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to our relevant general borrowings during the period.
j)Plant and equipment
Plant and equipment is stated at cost less accumulated depreciation and accumulated impairment charges.
The cost of an item of plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.
Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.
Costs incurred for major overhaul of existing equipment and sustaining capital are capitalized as plant and equipment and are subject to depreciation once they are available for use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of inventory.
k)Depreciation
(i)    Mineral properties
Our mineral properties are classified as either those being subject to depreciation or not yet subject to depreciation. On acquisition of a mineral property, we prepare an estimate of the fair value attributable to Mineral Reserves, Mineral Resources and exploration potential attributable to the property. The fair value attributable to Mineral Resources is classified to mineral properties not subject to depreciation. As Mineral Resources are converted into Mineral Reserves at operating properties a portion of the asset balance is reclassified as subject to depreciation using an average cost per ounce of Mineral Resource.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Mineral properties subject to depreciation are depreciated using the units-of-production method. In applying the units of production method over the recoverable ounces to which the asset specifically relates, depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on Mineral Reserves.
No amortization is charged during the evaluation and development phases as the asset is not available for use.
(ii)   Plant and equipment
The carrying amounts of plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life-of-mine ("LOM") or lease, if shorter. Depreciation starts on the date when the asset is available for its intended use. The major categories of plant and equipment are depreciated on a straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 7 years
Furniture and fixtures	7 years
Vehicles	2 - 5 years
Mining equipment	5 - 9 years
Mobile equipment components	2 - 9 years
Buildings	LOM
Mine plant equipment	LOM
Underground infrastructure	LOM
Leasehold improvements	Lease term

Land is not depreciated.

Assets under construction are not depreciated until available for their intended use.

We conduct a review of residual values, useful lives and depreciation methods employed for property, plant and equipment annually, and when events and circumstances indicate that such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.
l)Goodwill
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to cash generating units ("CGUs"). CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mining interest that is an operating mine is typically a CGU.

Goodwill arises principally because of the following factors: (i) the ability to capture buyer-specific synergies arising upon a transaction; and (ii) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
m)Review of asset carrying values and impairment assessment
Goodwill is not amortized; instead it is tested annually for impairment. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time.
Non-financial assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
We conduct reviews to assess for any indications of impairment of asset values. External factors such as changes in current and forecast metal prices, operating costs and other market factors are also monitored to assess for indications of impairment.
If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to dispose (“FVLCTD”) and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the consolidated statement of income (loss).
FVLCTD is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.
VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.
Impairment is normally assessed at the level of CGUs, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.
Non-financial assets, other than goodwill, that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place. Goodwill that has been previously impaired is not reversed.
n)Share capital
Common shares issued by us are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.
o)Share-based payments
Equity-settled share-based payment arrangements such as our stock option plan are initially measured at fair value at the date of grant, which is recognized as a share-based compensation expense in the consolidated statement of income (loss) over the vesting period, with a corresponding increase to equity. We estimate the fair value of stock options granted using the Black-Scholes option pricing model and estimate the expected forfeiture rate at the date of grant.
Arrangements considered to be cash-settled are the Directors’ Deferred Share Unit (“DSU”) Plan, the Restricted Share Unit (“RSU”) Plan and the Performance Share Unit (“PSU”) Plan. The fair values of these are recognized as share-based compensation expenses in the consolidated statement of income (loss) over the vesting period, with a corresponding increase to accrued liabilities. The fair value of DSUs, PSUs, and RSUs is estimated based on the quoted market price of our common shares and are remeasured at each reporting period.
When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
p)Taxation
The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statement of income (loss) except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.
(i)   Current income tax
Current tax for each of our taxable entities is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statement of financial position.
(ii)   Deferred tax
Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.
(iii)  Royalties and other tax arrangements
Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current liabilities and included within cost of sales.
(iv)  Value added tax (“VAT”)
VAT may be paid in countries where recoverability is uncertain. In these cases, VAT payments are either deferred within exploration and evaluation assets or inventory costs, or expensed if related to exploration and evaluation costs. If we ultimately recover the amounts that have been deferred, the amount received will be applied to reduce any associated asset. If the amounts were previously expensed, the recovery will be recognized in the consolidated statement of income (loss).

q)	Earnings per share
Basic earnings per share is calculated by dividing the net earnings (loss) attributable to our shareholders by the weighted average number of shares outstanding during the reporting period.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.
The convertible notes are potentially convertible into common shares and hence the potential dilution impact of these is assessed.
r)Financial instruments
We classify our financial instruments in the following categories: at FVTPL, fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)	Classification
We determine the classification of financial instruments at initial recognition.
Financial assets

▪
Debt The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current or non-current assets based on their maturity date. If the business model is not to hold the asset, it is classified as FVTPL.

•
Equity Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

Financial liabilities Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or we have opted to measure at FVTPL.

(ii)	Measurement
Financial assets and liabilities at FVTPL Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of income (loss) in the period in which they arise. Where we have opted to recognize a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in OCI.
Financial assets at FVTOCI Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in OCI.
Financial assets and liabilities at amortized cost Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.
Derivative financial instruments When we enter into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions. Derivatives are classified as FVTPL unless designated as hedges, as described below.
Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. However, the classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract. Commodity-based derivatives resulting from provisional sales prices of metals in concentrate are classified as FVTPL with changes in value recognized in revenue.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(iii)	Impairment of financial assets
Impairment of financial assets at amortized cost We recognize a loss allowance for expected credit losses on financial assets that are measured at amortized cost.
At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

(iv)	Derecognition
Derecognition of financial assets and liabilities Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated OCI.

(v)	Fair value of financial instruments
The fair values of quoted investments are based on current prices. If the market for a financial asset is not active (and for unlisted securities), we establish fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

(vi)	Hedge accounting
Derivative Instruments Derivative instruments are recorded at fair value on the consolidated statement of financial position, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated statement of financial position unless there is a legal right to offset and intent to settle on a net basis.
Fair Value Hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income (loss), together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.
Cash Flow Hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of income (loss). Amounts accumulated in OCI are transferred to the consolidated statement of income (loss) in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in OCI are transferred from OCI and included in the measurement of the initial carrying amount of the asset or liability.
When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the consolidated statement of income (loss) when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to the consolidated statement of income (loss).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Non-Hedge Derivatives Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of income (loss).
s)Provisions for close down and restoration and for environmental clean-up costs
Close down and restoration costs include dismantling and demolition of infrastructure, the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.
The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are adjusted within the mineral property asset to which the provision relates. These costs are then depreciated over the life of the asset to which they relate, typically using the units of production method. The accretion or unwinding of the discount applied in establishing the net present value of provisions is charged to the consolidated statement of income (loss) as a finance expense.
t)Leases
Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.
All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
u)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and/or notes to the consolidated financial statements, and the key areas are summarized below.
Areas of judgment that have the most significant effect on the application of accounting policies in the consolidated financial statements are:

▪	Review of non-current asset carrying values and impairment assessment;

▪	Determination of capitalized stripping activities;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Deferred tax assets and liabilities;

▪	Functional currency;

▪	Contingencies;

▪	Assessment of fair value of assets acquired in a business combination; and

▪	Determination of the timing of derecognition of exploration and evaluation assets.
Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of non-current asset carrying values and impairment assessment;

▪	Mineral Reserves and Mineral Resources estimates;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Determination of the fair values of share-based compensation;

▪	Valuation of financial instruments;

▪	Deferred tax assets and liabilities;

▪	Contingencies; and

▪	Assessment of fair value of assets acquired in a business combination.
Each of these judgments and estimates is considered in more detail below.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Review of non-current asset carrying values and impairment assessment In accordance with our accounting policy (note 2(m)), goodwill is tested for impairment annually and each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If an impairment test is required, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of FVLCTD or VIU.
The evaluation of asset carrying values for indications of impairment includes judgments of both external and internal sources of information, including such factors as market and economic conditions, metal prices and forecasts, production budgets and forecasts, and LOM estimates.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income (loss).

Mineral Reserves and Mineral Resources estimates We estimate Mineral Reserves and Mineral Resources based on information prepared by Qualified Persons as defined by NI 43-101. Mineral Reserves are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of capitalized stripping activities We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, in estimating the average stripping ratio for each component, and in using judgment to determine the period over which the capitalized stripping asset is amortized.

Determination of useful lives of property, plant and equipment We use the units of production method to depreciate mineral properties, whereby depreciation is calculated using the quantity of ore extracted from the mine in the period as a percentage of the total quantity of ore expected to be extracted in current and future periods. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives and residual values.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Valuation of inventory
Stockpiled ore and finished goods
Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV.
Leach pad inventory
In determining the value of the leach pad, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.
Material and supplies inventory
In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.
Close down and restoration provision Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the LOM. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within mineral properties and depreciated over the lives of the assets to which they relate.
The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.
Determination of the fair value of share-based compensation The fair value of cash-settled share-based compensation granted is computed to determine the relevant charge to the consolidated statement of income (loss). In order to compute this fair value, we use option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, forfeiture rates and our total shareholder return in comparison to our peer group.
Valuation of financial instruments We are required to determine the valuation of our metal concentrate accounts receivable and deferred consideration. The valuation of the accounts receivable requires estimates of settlement dates and relies on market-based forward metal prices at those settlement dates and the valuation of deferred consideration requires estimates of discount rates to be applied to future cash payments and equity valuations of retained interest in counterparties.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Deferred tax assets and liabilities The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.
Functional currency The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in note 2(e).
Contingencies Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.
Assessment of fair value of assets acquired in a business combination Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations ("IFRS 3"), and also the acquisition date when we obtained control over the business, which was the date that consideration is transferred and when we assumed the assets and liabilities of the acquiree.
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. Inventory valuation requires an estimation of recoverable ounces, production profile, future metal prices and costs to complete the production process. Plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property assets' valuations are based upon LOM plans, as well as estimates of future metal prices, costs, and economic assumptions relating to inflation rates and discount rates. Exploration and evaluation assets valuations are based upon estimates of Mineral Resources, future exploration potential, estimates of future metal prices, costs and economic assumptions relating to inflation rates and discount rates. The reclamation provision requires an estimate of the timing of future reclamation cash flows and economic assumptions around inflation and discount rates.
Determination of the timing of derecognition of exploration and evaluation assets Judgment is required in assessing certain criteria to determine when derecognition of an exploration and evaluation asset has occurred.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
v)Future accounting changes
The following new standard has been issued but is not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. We are currently assessing the impact on our consolidated financial statements. We have identified two potential areas of impact:

▪	Gold doré or bullion sales – we do not anticipate these sales to be significantly affected by IFRS 15

▪	Concentrate sales – we do not anticipate these sales or the associated provisional pricing adjustments to be significantly affected by IFRS 15

We will continue to assess and implement the new revenue recognition policy and any related impact on our internal controls throughout 2017.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF CLAUDE RESOURCES

On May 31, 2016, we completed the acquisition of Claude Resources and its Seabee Gold Operation, an underground operating gold mine in Saskatchewan, Canada for a total purchase price of $329,402,000. The acquisition of Claude Resources is consistent with our strategic goal of adding operating mines in well-established, low risk mining jurisdictions. The purchase price for the acquisition of all of the issued and outstanding shares of Claude Resources consisted of 0.185 of a Silver Standard common share plus C$0.001 in cash for each common share of Claude Resources, and we also assumed all of the outstanding options of Claude Resources and the holders of those options received the right to acquire our common shares.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values are determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. Acquisition costs, in the form of advisory, legal and other professional fees, associated with the transaction to acquire Claude Resources of $4,757,000 were expensed as incurred during 2016.

Upon the acquisition of Claude Resources, we identified goodwill of $49,786,000. This goodwill was calculated as the difference between the fair value of the consideration issued for the acquisition of Claude Resources and the fair value of all assets and liabilities acquired. The goodwill arose primarily as a result of the increase in our share price from the date of announcing the acquisition of Claude Resources (C$7.89 per share) to the completion of the acquisition (C$11.35 per share). Goodwill relates to tax synergies and deferred income tax liabilities on the transaction. We are required to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes.

We performed the annual goodwill impairment test at December 31, 2016. For the purposes of the goodwill impairment test, the recoverable amount of the Seabee Gold Operation, which is considered to be the CGU, has been determined using a FVLCTD calculation, which exceeded VIU. The valuation was based on cash flow projections, which incorporate our estimates of forecast metal prices, foreign exchange rates, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, future exploration potential, future operating costs and capital expenditures and the recoverable value of plant and equipment. Projected cash flows under the FVLCTD model are after-tax and discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks. Commodity prices are our estimates of the views of market participants, including a long-term gold price of $1,250 per ounce and the long-term foreign exchange rate we used was CAD/USD 0.8000. The post-tax real discount rates adjusted for asset specific risks used for the impairment assessments was 7.0%. The calculated recoverable amount of the CGU exceeded the carrying value at December 31, 2016, and therefore no impairment charge has been recorded.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF CLAUDE RESOURCES (Cont'd)

The following table shows the allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of the identifiable classes of consideration transferred, and amounts by category of assets acquired and liabilities assumed at the acquisition date:

$
37,394,000 common shares issued (1)	325,202
809,286 stock options assumed (2)	4,045
Share exchange cash payment of C$0.001 per Claude Resources share	155
Consideration	329,402

Cash and cash equivalents	16,908
Trade and other receivables	814
Marketable securities	351
Inventory	34,801
Property, plant and equipment
Plant and equipment	52,318
Mineral properties subject to depreciation	62,229
Mineral properties not yet subject to depreciation	128,100
Exploration and evaluation assets	88,734
Goodwill	49,786
Trade and other payables	(4,657)
Debt	(13,707)
Close-down and restoration provisions	(5,464)
Deferred income tax liabilities	(80,811)
Net identifiable assets acquired	329,402

(1)	The common shares were valued at the closing price of our shares on the Toronto Stock Exchange on May 30, 2016 (C$11.35), converted to U.S. dollars at the rate of CAD/USD 0.7662.

(2)
The fair value of options assumed were calculated using a Black-Scholes option pricing model. The weighted average option valuations were based on an expected option life of 1.6 years, a risk free interest rate of 0.6%, a dividend yield of nil, volatility of 60.6% and share price of C$11.35, converted to U.S. dollars at the rate of 0.7662. The options had exercise prices ranging from C$1.70 to C$12.86 and expiry dates ranging from September 1, 2016 to November 24, 2022.

If the Seabee Gold Operation had been consolidated into our operations from January 1, 2016, our consolidated revenue for 2016 would have been approximately $522,452,000 and our consolidated net income for 2016 would have been $64,644,000.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2016	December 31, 2015
	$	$
Cash balances	181,421	161,260
Short-term investments	145,706	50,602
	327,127	211,862

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2016	December 31, 2015
	$	$
Trade receivables	35,590	20,907
Value added tax receivables (note 12)	13,462	6,003
Prepayments and deposits	6,101	6,224
Income tax receivable	2,638	2,847
Other receivables	646	752
	58,437	36,733

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

Credit risk is further discussed in note 24(b). We do not hold any collateral for any receivable amounts outstanding at December 31, 2016 or December 31, 2015.

6.	MARKETABLE SECURITIES

The movement in marketable securities during the years ended December 31, 2016 and 2015 are comprised of the following:

	December 31, 2016	December 31, 2015
	$	$
Balance, beginning of period	88,184	104,785
Additions (note 8)	7,329	1,062
Additions from the acquisition of Claude Resources (note 3)	351	—
Disposals	(5,327)	(2,113)
Fair value adjustments	59,948	2,595
Foreign exchange adjustments	(1,541)	(18,145)
Balance, end of period	148,944	88,184

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	INVENTORY

	December 31, 2016	December 31, 2015
	$	$
Current:
Finished goods	11,627	22,432
Stockpiled ore	30,574	17,150
Leach pad inventory	86,696	79,016
Materials and supplies	26,018	17,378
	154,915	135,976
Non-current materials and supplies	1,811	2,990
	156,726	138,966

The cost of inventory held at its NRV at December 31, 2016 was $7,246,000 (December 31, 2015 - $8,819,000). In 2016, we provided for $1,204,000 (2015 - $12,200,000) of supplies inventory, which we no longer expect to utilize at the Pirquitas mine. Following declines in silver prices, we wrote-down stockpiled ore to its NRV, recording a charge of $15,438,000 during 2015.

8.	OTHER ASSETS

	December 31, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	3,061	—	2,832
Deferred consideration (2)(3)	2,720	8,335	—	1,374
Non-financial assets:
Non-current inventory (note 7)	—	1,811	—	2,990
	2,720	13,207	—	7,196

(1)	We have cash and security deposits in relation to our close down and restoration provisions of $1,877,000 (December 31, 2015 - $1,881,000).

(2)
On October 31, 2016, we sold our Parral properties in Chihuahua, Mexico, including the Veta Colorada, La Palmilla, and San Patricio properties, to Endeavour Silver Corp. ("Endeavour Silver") for consideration of:

•	1,198,083 shares of Endeavour Silver, valued at $5,272,000;

•
The right to receive $200,000 worth of Endeavour Silver shares for each one million silver ounces included in an estimate of Measured and Indicated Mineral Resources in accordance with NI 43-101 to be prepared by Endeavour Silver in respect of the San Patricio and La Palmilla properties, initially valued at $1,091,000; and

•	1.0% net smelter returns royalty on all mineral products from the San Patricio and La Palmilla properties. We have assumed these royalties have no value as at December 31, 2016.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	OTHER ASSETS (Cont'd)

(3)	On November 1, 2016, we sold our Diablillos and M-18 properties in Argentina to Huayra Minerals Corporation ("Huayra") for consideration of:

•	19.9% equity stake in Huayra, with free carried interest until the completion of a financing of $5,000,000 or more, valued at $2,887,000;

•	Cash payments of $1,100,000 over the first two years and $13,000,000 over the following three to five years, valued at $7,452,000 using a discount rate of 20%; and

•	1.0% net smelter returns royalty on production from each of the projects. We have assumed these royalties have no value as at December 31, 2016.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2016
	Plant and equipment (1)	Mineral properties subject to depreciation (3)	Mineral properties not yet subject to depreciation (2)(3)	Exploration and evaluation assets	Total
	$	$	$	$	$
Cost
Balance, January 1, 2016	425,157	142,397	—	78,182	645,736
Acquisition of Claude Resources (note 3)	52,318	62,229	128,100	88,734	331,381
Additions	42,625	48,940	946	2,126	94,637
Disposals	(10,948)	—	—	(8,635)	(19,583)
Change in estimate of close down and restoration provision	—	(42)	—	—	(42)
Transfers (5)	(144)	52,753	(39,758)	(23,415)	(10,564)
Balance, end of period	509,008	306,277	89,288	136,992	1,041,565

Accumulated depreciation
Balance, January 1, 2016	(233,023)	(64,001)	—	—	(297,024)
Charge for the year	(47,313)	(37,566)	—	—	(84,879)
Disposals	4,166	—	—	—	4,166
Balance, end of period	(276,170)	(101,567)	—	—	(377,737)

Net book value at December 31, 2016	232,838	204,710	89,288	136,992	663,828

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)

	December 31, 2015
	Plant and equipment (1)	Mineral properties subject to depreciation	Mineral properties not yet subject to depreciation	Exploration and evaluation assets (2)	Total
	$	$	$	$	$
Cost
Balance, January 1, 2015	459,403	118,277	—	64,241	641,921
Additions	30,869	20,034	—	13,086	63,989
Disposals and reclassifications	(7,247)	—	—	—	(7,247)
Change in estimate of close down and restoration provision (note 14)	(8,592)	4,086	—	—	(4,506)
Impairment charges (note 10)	(48,421)	—	—	—	(48,421)
Transfers	(855)	—	—	855	—
Balance, end of period	425,157	142,397	—	78,182	645,736

Accumulated depreciation
Balance, January 1, 2015	(164,246)	(38,601)	—	—	(202,847)
Charge for the year	(70,774)	(25,400)	—	—	(96,174)
Disposals	1,997	—	—	—	1,997
Balance, end of period	(233,023)	(64,001)	—	—	(297,024)

Net book value at December 31, 2015	192,134	78,396	—	78,182	348,712

(1)	Includes assets under construction of $6,113,000 at December 31, 2016 (December 31, 2015 - $3,812,000).

(2)
On September 24, 2015, we completed the acquisition of the Valmy property, contiguous with our Marigold mine in Nevada, U.S. for $11,685,000 in cash from Newmont Mining Corporation. As at December 31, 2016, the carrying value of the property was reclassified to a mineral property not yet subject to depreciation.

(3)
During 2016, we converted inferred Mineral Resources to Mineral Reserves at our Seabee Gold Operation and correspondingly have transferred $52,609,000 from mineral properties not yet subject to depreciation to being subject to depreciation.

(4)
On January 16, 2017, we entered into an option agreement with Silver One Resources Inc. ("Silver One") in respect of our Candelaria project in the United States for consideration consisting of $1,000,000 worth of Silver One shares issued on January 20, 2017, and three annual installments of $1,000,000 worth of Silver One shares. Under the terms of this agreement, Silver One will have three years to evaluate the Candelaria project.

(5)
In February 2017, we entered into an agreement to sell our 100% interest in the Berenguela project in Peru to Valor Resources Limited (“VRL”) for $12,000,000 in deferred cash payments over five years and a 9.9% equity interest in the buyer (including a free carry interest until VRL completes, in aggregate, a financing of $8,000,000) and a 1.0% net smelter royalty on all metal production from the project. Due to the advanced stage of the negotiations at December 31, 2016, the project was recognized as held for sale and reclassified from exploration and evaluation assets. Upon recognition as held for sale, an impairment test was performed and the estimated fair value of the consideration, discounting future cash payments at 15%, was less than the carrying value. Therefore, we have recognized an impairment of $2,466,000 in the consolidated statement of income for the year ended December 31, 2016.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	IMPAIRMENT OF NON-CURRENT ASSETS

During the year ended December 31, 2015, silver prices and respective long term forecasts experienced a significant decline and the book value of our net assets exceeded our market capitalization. Both of these factors are generally considered to be indicators of potential impairment of the carrying value of our non-current assets. Within this period, there were periods where price declines were particularly significant, which resulted in us assessing the recoverable amount of the Pirquitas mine, which has been identified as a CGU; those dates were September 30, 2015 and December 31, 2015.

Impairment testing on the Pirquitas mine

In the impairment assessment at September 30, 2015, the recoverable amount of the Pirquitas mine was determined to be the FVLCTD, which is based upon the CGU's estimated future after-tax cash flows. The recoverable amount in our December 31, 2015 impairment assessment was determined to be its VIU, which is based on the CGU's estimated pre-tax cash flows. The cash flows in each approach were determined based on LOM cash flow projections, which incorporate our estimates of forecast metal prices, production based on current estimates of recoverable Mineral Reserves, future operating costs and capital expenditures, export duty assumptions and the recoverable value of plant and equipment. Metal prices included in the cash flow projections were based on market consensus forecasts. Projected cash flows under the FVLCTD model include estimates of inflation and foreign exchange rates and are after-tax and discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks. Projected cash flows under the VIU are pre-tax and discounted at our pre-tax risk adjusted cost of capital.

Significant assumptions and impact

Pricing
For each of the impairment assessments, the real silver metal price assumptions were as follows:

	2015	2016	2017
Q4 2015	N/A	$14.57	$16.22
Q3 2015	$15.75	$15.59	$16.86

Inflation and foreign exchange on operating costs
Argentina's inflationary environment continued to be elevated with the Argentine peso experiencing significant devaluation. An assumption in the Pirquitas mine's current LOM after-tax cash flow projections for the FVLCTD model is that total operating costs increased by inflation would be largely offset by a devaluation of the Argentine peso. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continue, without a commensurate change in the foreign exchange rate, the estimated recoverable amount could be adversely impacted.
Export duties
Until December 31, 2015, export sales from the Pirquitas mine were subject to Argentine export duties. In our VIU model we make an assessment of our likelihood of paying the duty, and in the FVLCTD, we make an assessment as to whether a market participant would anticipate being required to pay some or all of this duty. We believe both materially changed with the change in government in December 2015.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	IMPAIRMENT OF NON-CURRENT ASSETS (Cont'd)

Discount rate
The pre and post-tax discount rates adjusted for asset specific risks used for each of the impairment assessments were 10%.
At September 30 and December 31, 2015, the recoverable amounts of $110,777,000 and $69,409,000, respectively, were lower than the carrying value of the CGU and therefore we recorded impairment charges of $34,490,000 and $13,931,000, respectively, before and after tax. These charges were recognized against the carrying value of the Pirquitas mine and its plant and equipment in 2015.

Sensitivity
Average silver prices would have had to increase by approximately 12% for the remaining LOM to be break-even, in which case there would not be an impairment. The impact of paying 100% of the export duties would have been an increase to the impairment of $8,330,000. In addition, due to the short remaining mine life, the assessment of VIU or FVLCTD is not materially sensitive to a change in discount rate.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX

Income tax expense differs from the amount that would be computed by applying the Canadian statutory rate of 26% (2015: 26%) to income (loss) before income taxes. The reasons for the differences are as follows:

Years ended December 31	2016	2015
	$	$
Income (loss) before taxes	80,985	(113,657)
Statutory tax rate	26.00%	26.00%
Expected income tax (recovery)	21,056	(29,551)

Increase (decrease) resulting from:
Permanent differences	(15,321)	(8,524)
Foreign exchange	(2,752)	(12,985)
Differences in foreign and future tax rates	2,249	(6,025)
Mining & overseas withholding tax	9,498	3,615
Change in estimates in respect of prior years	(5,970)	(5,446)
Tax benefits not recognized in prior year reversed in current year	(3,412)	—
Movement in deferred tax not recognized	7,601	72,125
Other	3,079	(2,564)
Total income tax expense	16,028	10,645

Current tax expense	17,886	5,167
Deferred tax expense	(1,858)	5,478
Total income tax expense	16,028	10,645

Write-downs at the Pirquitas mine of $4,569,000 ($1,204,000 relating to write-down of supplies inventory and $3,709,000 relating to write-down of VAT receivables) during 2016 and $76,059,000 ($48,421,000 relating to impairment of property, plant and equipment, $15,438,000 relating to write-down of stockpile inventory, and $12,200,000 relating to a provision against supplies inventory) during 2015 have given rise to an increased deductible temporary difference with respect to Argentina assets of $1,508,000 and $25,099,000, respectively. However, any resulting deferred income tax asset was unrecognized, as the entity does not have evidence to prove that it will have taxable profit to utilize the deferred tax assets or any deferred tax liabilities required to be offset by the deferred tax assets in the foreseeable future.

In the normal course of business we are subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by us in computing current and future income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amounts of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. We provide for potential differences in interpretation based on the best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to our current and future income taxes.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities for the years ended December 31, 2016 and 2015 are presented below:

					Balance as at December 31, 2016
	Net balance at January 1, 2016	Recognized in statement of income (loss)	Recognized in OCI	Business Combination (note 3)	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$	$
Marketable securities	(7,398)	—	(9,551)	—	(16,949)	—	(16,949)
Inventory	(4,882)	5,031	—	(2,133)	(1,984)	—	(1,984)
Property, plant and equipment	(25,499)	1,496	—	(72,611)	(96,614)	109	(96,723)
Close down and restoration provision	2,750	(308)	—	1,475	3,917	3,917	—
Convertible notes	(6,938)	1,441	—	—	(5,497)	—	(5,497)
Carry forward tax loss and tax credits	16,408	(8,247)	1,948	10,573	20,682	20,682	—
Mining and foreign withholding tax	(10,694)	(1,256)	—	(25,201)	(37,151)	—	(37,151)
Other	7,227	3,700	(208)	7,086	17,805	18,024	(219)
Net deferred tax (liabilities) assets before set-off	(29,026)	1,857	(7,811)	(80,811)	(115,791)	42,732	(158,523)
Offset tax	—	—	—		—	(41,636)	41,636
Net deferred tax (liabilities) assets	(29,026)	1,857	(7,811)	(80,811)	(115,791)	1,096	(116,887)

				Balance as at December 31, 2015
	Net balance at January 1, 2015	Recognized in statement of income (loss)	Recognized in OCI	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$
Marketable securities	(11,053)	—	3,655	(7,398)	—	(7,398)
Inventory	(1,961)	(2,921)	—	(4,882)	—	(4,882)
Property, plant and equipment	(54,871)	29,372	—	(25,499)	—	(25,499)
Close down and restoration provision	3,887	(1,137)	—	2,750	2,750	—
Convertible notes	(8,246)	1,308	—	(6,938)	—	(6,938)
Carry forward tax loss and tax credits	38,686	(23,803)	1,525	16,408	16,408	—
Mining and foreign withholding tax	(9,727)	(967)	—	(10,694)	—	(10,694)
Other	14,235	(7,330)	322	7,227	7,275	(48)
Net deferred tax (liabilities) assets before set-off	(29,050)	(5,478)	5,502	(29,026)	26,433	(55,459)
Offset tax	—	—	—	—	(26,433)	26,433
Net deferred tax (liabilities) assets	(29,050)	(5,478)	5,502	(29,026)	—	(29,026)

As at December 31, 2016, there was a deferred tax liability of $26,598,000 (December 31, 2015 - $28,480,000) for temporary differences of $88,661,000 (December 31, 2015 - $94,934,000) related to investments in subsidiaries. However, this liability was not recognized because we control the dividend policy of our subsidiaries (i.e. we control the timing of reversal of the related taxable temporary differences and we are satisfied that they will not reverse in the foreseeable future).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. Our unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

Years ended December 31	2016	2015
	$	$
Inventory	4,063	36,758
Property, plant and equipment	116,852	80,874
Close down and restoration provision	37,717	37,743
Carry forward tax loss and tax credits	420,007	415,447
Other items	63,778	54,353
Unrecognized deductible temporary differences	642,417	625,175

At December 31, 2016, we had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are utilized to offset applicable deferred tax liabilities and losses for which deferred tax assets are not recognized as listed in the table above. Losses expire at various dates and amounts between 2016 and 2036.

As at December 31, 2016	$
Argentina	308,659
Mexico	57,426
Peru	1,372
Canada	4,741
U.S.A.	6,619
Tax operating losses	378,817

Canada Revenue Agency Reassessment

On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the Canada Revenue Agency (“CRA”) in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. In order to appeal the NOR, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24,090,000 ($19,231,000) (the “Deposit”) to the CRA and recorded this amount plus accrued interest as an income tax receivable. On April 20, 2015, we filed a Notice of Objection with the CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada to dispute the NOR.

In August 2016, we announced that we executed minutes of settlement (the “Settlement Agreement”) with the Department of Justice (“DOJ”) to resolve the NOR in our favor. Pursuant to the terms of the Settlement Agreement, the CRA has issued a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the NOR, and refunded to us the Deposit, plus accrued interest from the date of payment of the Deposit. On September 7, 2016, the DOJ filed a notice of discontinuance of our appeal with the Tax Court of Canada.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	VALUE ADDED TAX RECEIVABLE

	December 31, 2016	December 31, 2015
	$	$
Current (note 5)	13,462	6,003
Non-current	6,531	20,792
	19,993	26,795

VAT paid in Argentina in relation to the Pirquitas mine is recoverable under Argentina law during the production stage of a mine and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries.

The VAT receivables balance in Argentina is denominated in Argentine pesos. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars, as discussed further in note 24(a)(ii).

Certain VAT receivables in Argentina are only recoverable against local sales. As a result of cessation of San Miguel open pit mining at the Pirquitas mine in 2017, there is uncertainty about our ability to fully recover VAT receivables from local sales, and therefore, we have provided for $3,365,000 of VAT receivables at December 31, 2016. $2,497,000 was charged to cost of sales and $868,000 was charged to exploration and evaluation expenses. We believe that the remaining balance is fully recoverable and have not provided an allowance, as discussed further in note 24(b).

13.	TRADE AND OTHER PAYABLES

Trade and other payables are comprised of the following items:

	December 31, 2016	December 31, 2015
	$	$
Trade payables	17,083	17,697
Accrued liabilities	34,636	25,866
Accrued royalties	5,377	5,393
Derivative liabilities	—	901
Income taxes payable	1,247	338
Accrued interest on convertible notes (note 15(a))	3,157	3,157
	61,500	53,352

Claude Resources royalty agreement
During 2007, Claude Resources entered into a royalty agreement (the "Agreement") whereby it sold a basic royalty and a net profit interest ("NPI") on gold production at the Seabee Gold Operation. Claude Resources received cash consideration consisting of royalty income, indemnity fee income and interest income.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	TRADE AND OTHER PAYABLES (Cont'd)

(a)	Basic royalty
Under the terms of the Agreement, Claude Resources is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the Agreement. A portion of the cash received at the inception of the Agreement was placed with a financial institution; in return, Claude Resources received a promissory note which is classified as restricted for accounting purposes. Claude Resources utilizes interest earned from the restricted promissory note and, if necessary, a portion of the principal to fund the basic royalty payments pursuant to the Agreement. Over the life of the Agreement, it is expected that interest earned and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments.

With respect to the Agreement, there is the legal right of offset and the intention to settle on a net basis. As such, these transactions are presented on a net basis on the consolidated statement of financial position as at December 31, 2016.

	Note
Restricted promissory notes
Principal balance	(b)(d)	$19,938
Interest receivable		$232
Interest rate		7 percent
Maturity	(d)	February 15, 2017

Royalty payments
Royalty rate per ounce of gold produced (1)		C$65.20 to C$147.05
Royalty payable	(b)(d)	$1,144
Royalty obligation payable	(b)(d)	$19,027

(1)	Over the remaining life of the Agreement.

(b)Claude Resources net royalty obligation
The following schedule outlines the different components of the transaction that are presented on a net basis on our consolidated statement of financial position:

December 31, 2016
$
Current assets
Interest receivable on restricted promissory notes	232
Restricted promissory note	19,938
20,170
Current liabilities
Deferred revenue	38
Interest payable on royalty obligations	1,144
Royalty obligation	19,027
20,209
Current net royalty obligation in accrued royalties	39

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	TRADE AND OTHER PAYABLES (Cont'd)

The interest income and the indemnity fees received are being amortized into income over the prepayment period and the life of the Agreement. The interest income and the indemnity fees are netted against interest expense and are reflected in “interest expense and other finance costs” on the consolidated statement of income.

(c)NPI payment
In addition to the basic royalty, Claude Resources granted an NPI of varying percentages under the Agreement, payable only if gold prices exceed a pre-determined threshold.

Applicable year (1)	2017
Percent	3.50%, 3.70% or 3.90%
Price of gold thresholds (CAD) (2)	$1,250, $1,500 or $1,675

(1)	The NPI pursuant to the Agreement expires on December 31, 2017.

(2)	London PM Fix.

Prior to any NPI payment, we are entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Gold Operation. These expenditures are calculated on a cumulative basis from the commencement of the Agreement. At December 31, 2016, the cumulative carry forward amounts remained in a deficiency position under the Agreement.

(d)Call and put
Under certain circumstances, we have the right to purchase (“call”) the equity of the holder of the royalty or right to receive the royalty at an amount no greater than the fair market value thereof at the time of the call. The call price will be paid from the balance owing to us under the promissory note. Under certain circumstances, the purchaser of the royalty will have the right to sell (“put”) their interest in the royalty to us at an amount no greater than the fair market value thereof at the time of the put. However, such right is subject to our pre-emptive right to exercise the call in advance of any put being exercised and completed.
Subsequent to December 31, 2016, we exercised our call right to purchase the equity of the holder of the royalty pursuant to the Agreement. The restricted promissory note pursuant to the Agreement was sufficient to satisfy the call price.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	PROVISIONS

Provisions are comprised of the following items:

	December 31, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
	$	$	$	$
Export duties on silver concentrate (1)	67,130	—	65,633	—
Restructuring provision (2)	7,329	—	5,205	—
Close down and restoration provision (3)	8,347	55,562	7,388	51,532
	82,806	55,562	78,226	51,532

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010, that prohibited the Customs from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Tax Authority but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Tax Authority also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014.

On June 21, 2016 the Federal Court (Jujuy) ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016, of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas, LLC on certain assets at the Pirquitas mine. We appealed the condition to provide the parent guarantee. On November 17, 2016 the Appeal Court in Salta ruled in favour of AFIP and lifted the Injunction. Our subsequent request for appeal of this ruling to the Supreme Court was approved by the Appeal Court in Salta on December 27, 2016 and the suspension of payment under the Injunction remains in effect. We are also continuing discussions with the Federal Tax Authority and other government officials for potential resolution of the claim. We cannot predict the outcome of the court proceedings and those discussions. If we do not reach a successful resolution of the matter, the Federal Tax Authority may make further application to the court to have the Injunction lifted and initiate proceedings to collect the accrued export duties and its claimed interest. The lifting of the Injunction does not impact our underlying challenge of the legality of the application of export duties or remedies available under the Fiscal Agreement.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	PROVISIONS (Cont'd)

As of December 31, 2016, we have paid $6,646,000 in export duties, for which we have filed for recovery. In accordance with the Injunction, we did not pay export duties on silver concentrate but continued to accrue export duties until February 12, 2016, when the Federal Government of Argentina announced the removal of export duties on mineral concentrates. At December 31, 2016, we have accrued a liability totaling $67,130,000 (December 31, 2015 - $65,633,000) for export duties with no accrual for interest charges and have recorded a corresponding increase in cost of sales in the relevant period. The Federal Tax Authority has claimed that interest penalties at the prescribed rate applicable to general Argentine peso-based tax liabilities of 3% per month should be applied to the U.S. dollar export duty from the dates that each duty was accrued. The application of this rate results in a material interest claim of an amount approximately equivalent to the underlying duties that we have not accrued due to its uncertainty. In addition to our challenges on the underlying application of the export duties, we are also challenging the Federal Tax Authority’s claim for interest and the rate upon which it claims interest.

The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. We continue to assess the implications of recent developments on our financial reporting position related to the historical liability recorded. Changes in our assessment of this matter could result in material adjustments to our consolidated statements of income (loss).

(2)	As at December 31, 2016, we have provided for various employee termination benefits as a result of anticipated employee reductions at Pirquitas mine in 2017 (note 18(c)).

(3)	The changes in the close down and restoration provision during the years ended December 31, 2016 and December 31, 2015 were as follows:

	December 31, 2016	December 31, 2015
	$	$
Balance, January 1	58,920	62,190

Provision from acquisition of Claude Resources (note 3)	5,464	—
Provision removed from sale of exploration and evaluation asset (note 8)	(257)	—
Settled during the year	(838)	(2,414)
Accretion expense	3,624	3,733
Foreign exchange gain	(163)	(83)
Revisions and new estimated cash flows	(2,841)	(4,506)

Balance, December 31	63,909	58,920

Less: current portion	(8,347)	(7,388)
Non-current close down and restoration provision	55,562	51,532

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	PROVISIONS (Cont'd)

Our close down and restoration provision relates to the restoration and closure of our mining operations and exploration and evaluation assets (note 9). The provision is initially recorded at present value, and subsequently re-measured at each reporting period.

The revision in the estimated cash flows during the year ended December 31, 2016 was due to the expected timing of expenditures at Pirquitas.

The revision in the estimated cash flows during the year ended December 31, 2015 was due to additional disturbance at the Marigold mine from waste dump expansion which increased the provision by $4,086,000 and the completion of a new mine closure plan at the Pirquitas mine which reduced the provision by $8,592,000. The reduction at the Pirquitas mine resulted from a complete redesign of water management structures, waste dump slope and coverage and utilizing the open pit as a storage point during extreme runoff events.

Material provisions are calculated as the present value of estimated future net cash outflows based on the following key assumptions:

▪	Discount interest rates: Marigold mine 2.6% (2015 - 2.4%), Pirquitas mine 9.9% (2015 - 9.9%), Seabee Gold Operation 2.3%.

▪	Settlement of obligations expected to occur over the next 20 years at the Marigold mine, 10 years at the Pirquitas mine and 15 years at the Seabee Gold Operation.
A 1% change in the discount rate would increase or decrease the provision on a consolidated basis by approximately $4,676,000.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	DEBT AND CREDIT FACILITY

(a)	Debt

We have $265,000,000 of senior convertible unsecured notes (the "Notes") outstanding. The Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the Notes in full or in part, for cash.

Holders of the Notes have the right to require us to repurchase all or part of their Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into their debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity.

The debt portion has been recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

The movement in the debt portion of the Notes during the years ended December 31, 2016 and 2015 are comprised of the following:

	December 31, 2016	December 31, 2015
	$	$
Balance, beginning of period	211,242	200,291
Accretion of discount	11,969	10,951
Interest accrued in period	7,619	7,619
Interest paid	(7,619)	(7,619)
Balance, end of period	223,211	211,242
Accrued interest outstanding (note 13)	(3,157)	(3,157)
Non-current portion of Notes outstanding	220,054	208,085

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	DEBT AND CREDIT FACILITY (Cont'd)

(b)Credit facility

On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.

The term of the Credit Facility is three years, maturing on August 4, 2018. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin.

All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by certain of our assets, certain of our material subsidiaries, and pledges of the securities of our material subsidiaries. In connection with the Credit Facility, we must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at December 31, 2016 we were in compliance with these covenants.

As at December 31, 2016, we had utilized $7,600,000 (December 31, 2015 - $7,500,000) of the Credit Facility to support certain letters of credit.

(c)Other

Upon our acquisition of Claude Resources (note 3) on May 31, 2016, we immediately fully repaid amounts outstanding on its credit facility of $13,707,000. Claude Resources' credit facility was immediately terminated upon repayment. We also repaid a bank loan in Argentina with outstanding principal of $3,845,000.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Authorized capital
We have unlimited authorized common shares with no par value.
(b)Stock options
We have an incentive plan, approved by our shareholders, under which options to purchase common shares may be granted to officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 6% of our issued and outstanding common shares. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of our stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.
The changes in stock options issued during the years ended December 31, 2016 and December 31, 2015 are as follows:

	2016		2015
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, January 1	3,193,106	8.97	2,377,065	12.68
Granted	798,020	7.19	1,519,656	6.70
Assumed in connection with the acquisition of Claude Resources (note 3)	809,286	6.35	—	—
Exercised	(1,181,387)	(7.28)	(72,050)	(7.37)
Forfeited	(580,318)	(8.70)	(631,565)	(17.64)
Outstanding, December 31	3,038,707	8.52	3,193,106	8.97

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
During the year ended December 31, 2016, options granted to officers and employees had exercise prices ranging from C$7.17 to C$7.27 (December 31, 2015 - C$5.83 to C$8.38) and expiry dates ranging from January 1, 2023 to April 1, 2023.
As of December 31, 2016, incentive stock options constitute 2.5% (2015 - 4.0%) of issued and outstanding common share capital. The aggregate intrinsic value of vested share options (market value less exercise price) at December 31, 2016 was $3,870,000 (December 31, 2015 - $8,000).
The weighted average fair value of stock options granted during the year ended December 31, 2016 and year ended December 31, 2015 were estimated to be C$3.34 and C$3.16 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, based on the following assumptions:

Years ended December 31	2016	2015

Forfeiture rate (%)	3.0	3.0
Dividend yield (%)	0.0	0.0
Average risk-free interest rate (%)	0.63	0.96
Expected life (years)	4.2	4.2
Volatility (%)	59.5	57.9
Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.
The weighted average share price, at the date of grant, of stock options granted in 2016 was C$7.19 (2015 - C$6.81).
The weighted average share price at the date of the exercise of stock options in 2016 was C$15.53 (2015 - C$9.41).
The following table summarizes information about stock options outstanding and exercisable at December 31, 2016:

	Stock options outstanding		Stock options exercisable
	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
Exercise prices (C$)

1.78 - 6.30	805,669	4.5	343,194	4.90
6.31 - 7.26	716,340	5.8	22,912	6.58
7.27 - 8.52	797,238	4.9	203,382	7.35
8.53 - 28.78	719,460	3.0	657,623	14.41
	3,038,707	4.6	1,227,111	10.44

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(c)Deferred Share Units
Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of our common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of our common shares at the date of grant. DSUs vest immediately and are redeemable in cash on the date the director ceases to be our director.

Years ended December 31	2016	2015
	Number of DSUs	Number of DSUs
Outstanding, January 1	439,135	335,680
Granted	96,443	136,388
Redeemed	—	(32,933)
Outstanding, December 31	535,578	439,135
DSUs granted in the year ended December 31, 2016 had a fair value of C$10.13 per unit (2015 - C$6.83). DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at December 31, 2016, the weighted average fair value was C$12.01 per unit (December 31, 2015 - C$7.16 per unit).
At December 31, 2016, an accrued liability of $4,791,000 (2015 - $2,272,000) was outstanding.
(d)Restricted Share Units
RSUs are granted to employees based on the value of our share price at the date of grant. The awards have a graded vesting schedule over a three-year period. The terms of the plan provide the directors the discretion to elect to settle the units in either cash or shares.
To date, all RSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to our operations, whereby it is included in cost of inventory, or exploration and evaluation costs.

Years ended December 31	2016	2015
	Number of RSUs	Number of RSUs
Outstanding, January 1	640,077	330,414
Granted	409,279	473,815
Settled	(244,982)	(124,548)
Forfeited	(100,319)	(39,604)
Outstanding, December 31	704,055	640,077

RSUs granted in the year ended December 31, 2016 had a weighted average fair value of C$7.27 per unit (2015 - C$6.18 per unit). RSUs settled in the year ended December 31, 2016 were settled at a fair value of C$8.09 per unit (2015 - C$6.67). As at December 31, 2016, the weighted average fair value was C$12.01 per unit (December 31, 2015 - C$7.16 per unit).
At December 31, 2016, an accrued liability of $3,561,000 (2015 - $1,647,000) on services received was outstanding.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(e)Performance Share Units
PSUs are granted to senior executives, and vest after a performance period of three years. The vesting of these awards is based on our total shareholder return in comparison to our peer group, and awards vested range from 0% to 200% of initial PSUs granted. The terms of the plan provide the directors the discretion to elect to settle PSUs in either cash or shares.
To date, all PSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses.

Years ended December 31	2016	2015
	Number of PSUs	Number of PSUs
Outstanding, January 1	413,150	323,000
Granted	276,000	390,850
Settled	(125,950)	(190,183)
Forfeited	(38,650)	(110,517)
Outstanding, December 31	524,550	413,150
PSUs granted in the year ended December 31, 2016 had a weighted average fair value of C$7.17 per unit (2015 - C$5.57 per unit). PSUs settled in the year ended December 31, 2016 were settled at a fair value of C$17.32 per unit (December 31, 2015 - C$7.18). As at December 31, 2016, the weighted average fair value was C$12.29 per unit (2015 - C$13.26 per unit).
At December 31, 2016, an accrued liability of $3,818,000 (2015 - $2,628,000) on services received was outstanding.
(f)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the years ended December 31, 2016 and 2015 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2016	2015
	$	$
Equity-settled
Cost of inventory	97	110
General and administrative expense	1,999	2,648
Exploration, evaluation and reclamation expenses	37	34
Cash-settled
Cost of inventory	2,109	1,221
General and administrative expense	5,948	3,964
Exploration, evaluation and reclamation expenses	100	64
Total	10,290	8,041

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	OTHER RESERVES

	2016	2015
	$	$
Foreign currency translation reserve
At January 1	781	781
At December 31	781	781

Revaluation reserves
At January 1	(74,992)	(64,024)
Gain (loss) on marketable securities at FVTOCI, net of tax	51,161	(10,355)
Unrealized gain (loss) on effective portion of derivative, net of tax	710	(613)
At December 31	(23,121)	(74,992)

Transactions with non-controlling interests
At January 1	(28,198)	(28,198)
At December 31	(28,198)	(28,198)

Share-based compensation reserve
At January 1	47,604	44,974
Options issued pursuant to the acquisition of Claude Resources (note 3)	4,045	—
Stock options exercised	(4,258)	(162)
Share-based compensation	2,133	2,792
At December 31	49,524	47,604

Total other reserves at December 31	(1,014)	(54,805)

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING COSTS BY NATURE

a)Cost of sales

Years ended December 31	2016	2015
	$	$
Cost of inventory	250,506	234,334
Depletion, depreciation and amortization	75,569	79,368
Export duties (note 14)	1,512	10,488
Write-down of inventory (note 7) and VAT receivable (note 12)	3,701	27,638
Restructuring costs (note 18(c))	5,692	4,654
	336,980	356,482

b)General and administrative expenses

Years ended December 31	2016	2015
	$	$
Salaries and benefits	8,885	8,723
Share-based compensation	7,947	6,612
Consulting and professional fees	1,380	2,743
Travel expense	552	930
Rent expense	682	709
Insurance expense	658	668
Computer expenses	697	635
Depreciation and amortization	262	309
Shareholder and investor relations	234	299
Listing and filing fees	140	148
Directors fees and expenses	163	142
Other expenses	491	423
	22,091	22,341

c)	Restructuring costs
During 2016, we recorded restructuring costs of $5,692,000 (2015 - $4,654,000) within income from mine operations as it relates to employee termination costs to be incurred at Pirquitas in conjunction with the cessation of San Miguel open pit mining in 2017. During 2015, additional amounts of $551,000 had also been recorded within exploration and evaluation expenses and general and administrative expenses as salaries and benefits following the downsizing of certain non-operating functions.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	FINANCE INCOME AND EXPENSES
a)Interest earned and other finance income

Years ended December 31	2016	2015
	$	$
Interest earned	1,670	723
Accretion income on deferred consideration	96	557
Total interest earned and other finance income	1,766	1,280

b)Interest expense and other finance expenses

Years ended December 31	2016	2015
	$	$
Interest expense on convertible notes (note 15)	(7,619)	(7,619)
Accretion expense on convertible notes (note 15)	(11,969)	(10,951)
Accretion of close down and restoration provision (note 14)	(3,624)	(3,733)
Interest expense on bank loan	(513)	(1,459)
Other finance expenses	(2,243)	(2,203)
Total interest expense and other finance expenses	(25,968)	(25,965)

20.	OTHER (EXPENSES) INCOME

Years ended December 31	2016	2015
	$	$
(Loss) on disposal of plant and equipment	(4,018)	(5,498)
Write-down of held for sale asset	(2,466)	—
Gain (loss) on revision of deferred consideration fair value	609	(581)
Royalty income	604	—
Other	(539)	(466)
	(5,810)	(6,545)

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	EARNINGS (LOSS) PER SHARE

The calculations of basic and diluted earnings (loss) per share for the years ended December 31, 2016 and 2015 are based on the following:

Years ended December 31	2016	2015

Income (loss) used in the calculation of diluted earnings (loss) per share	$64,957	($124,302)

Weighted average number of common shares issued (thousands)	103,267	80,770
Adjustments for dilutive instruments:
Stock options (thousands)	1,317	—
Weighted average number of common shares for diluted loss per share (thousands)	104,584	80,770

Basic earnings (loss) per share	$0.63	($1.54)
Diluted earnings (loss) per share	$0.62	($1.54)
For the year ended December 31, 2015, basic and diluted loss per share are the same because the exercise of options and convertible notes are anti-dilutive.

22.	OPERATING SEGMENTS

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, exploration and evaluation projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure. We have assessed that all exploration and evaluation segments have similar characteristics as they are engaged in similar activities (mineral exploration) and none of the segments are income-producing. No significant judgment was required in making this assessment.

Our three operating properties, the Marigold mine, the Seabee Gold Operation and the Pirquitas mine, are considered as individual operating segments which derive their revenues from the sale of gold, silver and zinc. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Marigold mine;

▪	Seabee Gold Operation;

▪	Pirquitas mine; and

▪	Exploration and evaluation properties.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	OPERATING SEGMENTS (Cont'd)
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Year ended and at December 31, 2016	Marigold mine	Seabee Gold Operation	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$		$	$	$	$
Revenue	256,817	64,826	169,343	—	—	490,986
Cost of inventory	(131,821)	(40,178)	(78,507)	—	—	(250,506)
Depletion, depreciation and amortization	(44,324)	(16,442)	(14,803)	—	—	(75,569)
Export duties	—	—	(1,512)	—	—	(1,512)
Write-down of inventory and VAT	—	—	(3,701)	—	—	(3,701)
Restructuring costs	—	—	(5,692)	—	—	(5,692)
Cost of sales	(176,145)	(56,620)	(104,215)	—	—	(336,980)
Income from mine operations	80,672	8,206	65,128	—	—	154,006

Exploration, evaluation and reclamation (expenses) gain	(1,339)	(1,040)	1,817	(13,649)	(342)	(14,553)
Operating income (loss)	79,384	6,763	65,768	(13,708)	(25,602)	112,605
Income (loss) before income tax	73,705	7,302	52,104	(19,295)	(32,830)	80,986

Interest income and other finance income	232	322	36	—	1,176	1,766
Interest expense and other finance costs	(1,391)	(30)	(3,627)	(97)	(20,823)	(25,968)
Income tax (expense) recovery	(15,709)	(52)	(4,940)	(88)	4,761	(16,028)

Total assets	394,963	420,796	94,876	84,184	443,869	1,438,688
Non-current assets	253,373	370,141	26,007	71,441	994	721,956
Total liabilities	(75,101)	(91,627)	(117,091)	(7,146)	(245,844)	(536,809)

Year ended and at December 31, 2015	Marigold mine	Seabee Gold Operation	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$		$	$	$	$
Revenue	237,296	—	138,026	—	—	375,322
Cost of inventory	(142,503)	—	(91,831)	—	—	(234,334)
Depletion, depreciation and amortization	(37,254)	—	(42,114)	—	—	(79,368)
Export duties	—	—	(10,488)	—	—	(10,488)
Write-down of stockpiles	—	—	(27,638)	—	—	(27,638)
Restructuring costs	—	—	(4,654)	—	—	(4,654)
Cost of sales	(179,757)	—	(176,725)	—	—	(356,482)
Income (loss) from mine operations	57,539	—	(38,699)	—	—	18,840

Exploration, evaluation and reclamation expenses	(2,442)	—	(4,472)	(11,976)	(251)	(19,141)
Impairment charge	—	—	(48,421)	—	—	(48,421)
Operating income (loss)	54,250	—	(92,096)	(12,275)	(20,942)	(71,063)
Income (loss) before income tax	48,590	—	(107,799)	(9,467)	(44,981)	(113,657)

Interest income and other finance income	72	—	55	—	1,153	1,280
Interest expense and other finance costs	(1,249)	—	(5,269)	(139)	(19,308)	(25,965)
Income tax (expense) recovery	(18,706)	—	(589)	3,488	5,162	(10,645)

Total assets	376,425	—	97,820	97,610	299,822	871,677
Non-current assets	239,958	—	38,244	92,100	20,435	390,737
Total liabilities	(67,644)	—	(122,274)	(8,678)	(225,898)	(424,494)

(1)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	OPERATING SEGMENTS (Cont'd)

Revenue by product

Years ended December 31	2016	2015
	%	%
Gold	65	63
Silver	35	35
Zinc	—	2

Revenue by location and major customers
Marigold mine's principal product is gold doré with the refined gold bullion sold to two customers who individually accounted for 37% and 15% of total revenue during 2016. Marigold mine sold to two customers in 2015, one of them individually accounting for 54% of total revenue. Marigold mine accounted for 52% of total revenue during 2016 and 63% of total revenue during 2015.

Seabee Gold Operation's principal product is gold doré with the refined gold bullion sold to two customers. One customer individually accounted for 11% of total revenue during 2016. The Seabee Gold Operation accounted for 13% of total revenue during 2016.

Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine segment, we had one customer who individually accounted for 15% of total revenue during 2016, and one customer who individually accounted for 12% of total revenue during 2015.

Non-current assets by location

	December 31, 2016	December 31, 2015
	$	$
Canada	372,389	20,507
United States	256,184	243,016
Argentina	26,008	43,785
Mexico	66,561	71,891
Peru	814	11,538
Total	721,956	390,737

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Our financial instruments include cash and cash equivalents, trade and other receivables, marketable securities, other financial assets, trade and other payables and Notes.
a)Financial assets and liabilities by category

At December 31, 2016	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	—	327,127	—	327,127
Trade and other receivables (1)	646	35,590	—	36,236
Marketable securities (note 6)	—	—	148,944	148,944
Other financial assets (note 8)	8,243	5,873	—	14,116
Total financial assets	8,889	368,590	148,944	526,423

Financial liabilities
Trade and other payables	48,083	12,170	—	60,253
Provisions for export duty (note 14)	67,130	—	—	67,130
Debt (note 15(a))	220,054	—	—	220,054
Total financial liabilities	335,267	12,170	—	347,437

At December 31, 2015	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	—	211,862	—	211,862
Trade and other receivables (1)	752	20,907	—	21,659
Marketable securities (note 6)	—	—	88,184	88,184
Other financial assets (note 8)	—	4,206	—	4,206
Total financial assets	752	236,975	88,184	325,911

Financial liabilities
Trade and other payables	45,566	7,448	—	53,014
Provisions for export duty (note 14)	65,633	—	—	65,633
Current debt (note 15(c))	4,273	—	—	4,273
Non-current debt (note 15(a))	208,085	—	—	208,085
Total financial liabilities	323,557	7,448	—	331,005

(1)	Certain trade receivables are classified as FVTPL due to the derivative identified through provisional pricing arrangements discussed in note 2(f).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

b)Fair value of financial instruments

	December 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial assets
Trade and other receivables	36,236	36,236	21,659	21,659
Marketable securities (note 6)	148,944	148,944	88,184	88,184
Other financial assets (note 8)	14,116	14,116	4,206	4,206
Total financial assets	199,296	199,296	114,049	114,049

Financial liabilities
Provisions for export duty (note 14)	67,130	67,130	65,633	65,633
Current debt	—	—	4,273	4,273
Derivative liabilities	—	—	901	901
Debt (note 15(a)) (1)	220,054	245,515	208,085	178,544
Total financial liabilities	287,184	312,645	278,892	249,351

(1)	The fair value of the Notes includes both the debt and equity components.

The carrying values of cash and cash equivalents and trade and other payables approximate their fair values due to their short maturity.

Fair value hierarchy

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at December 31, 2016
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Trade and other receivables	—	35,590	—	35,590
Marketable securities (note 6)	146,887	—	2,057	148,944
Other financial assets	—	—	5,873	5,873
Accrued liabilities	—	12,170	—	12,170
	146,887	47,760	7,930	202,577

Fair values disclosed
Convertible notes (note 15(a))	245,515	—	—	245,515
	245,515	—	—	245,515

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

	Fair value at December 31, 2015
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Trade and other receivables	—	20,907	—	20,907
Marketable securities (note 6)	88,184	—	—	88,184
Other financial assets	—	—	1,374	1,374
Accrued liabilities	—	6,547	—	6,547
Derivative liabilities	—	901	—	901
Current debt	4,273	—	—	4,273
	92,457	28,355	1,374	122,186

Fair values disclosed
Convertible notes (note 15(a))	178,544	—	—	178,544
	178,544	—	—	178,544

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities of publicly quoted companies, consisting of FVTOCI investments are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The Argentine peso-denominated loan facility in existence at December 31, 2015 was valued using the official foreign exchange rate on the loan balance at the end of the period. The fair value disclosed for our Notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Trade receivables from provisional invoices are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Accrued liabilities relating to DSUs, RSUs, and PSUs and derivative liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

Level 3 – inputs for an asset or liability that are significant and not based on observable market data (unobservable inputs)

Certain items of deferred consideration from the sale of exploration and evaluation assets (note 8) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in note 2(r)(v). Marketable securities of a private company are included in Level 3 as it has no observable market data.

There were no transfers into or out of Level 3 during 2016 or 2015.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in market prices, foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a regular practice of trading derivatives. Our use of derivatives has been limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which were subject to the oversight of our Board of Directors.
The risks associated with our financial instruments and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪	global or regional consumption patterns;

▪	the supply of, and demand for, these commodities;

▪	speculative activities;

▪	the availability and costs of substitutes;

▪	inflation; and

▪	political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metal as part of our overall corporate strategy.
A 10% increase or decrease in the silver prices as at December 31, 2016, with all other variables held constant, would have resulted in a $2,918,000 (December 31, 2015 - $1,477,000) increase or decrease to our trade receivables and after-tax net income (loss).

As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)

The costs relating to our production activities vary depending on market prices on mining consumables including diesel fuel and electricity.
During 2016, under our risk management policy we have used swaps and options to manage a portion of our cost of diesel. Our instruments are based on the ultra low sulphur Gulf Coast diesel index for diesel consumed at the Marigold mine. As at December 31, 2016, the spot price of diesel was $1.67/gallon and we have hedged the following future anticipated usage at the Marigold mine:

2017
Gallons hedged (in thousands)	4,068
Estimated usage	40%
Floor price ($/gallon)	1.33
Cap price ($/gallon)	1.74
A 10% increase or decrease in diesel fuel market prices would have resulted in a $730,000 decrease or increase in our after-tax net income for the year ended December 31, 2016. As at December 31, 2016, we had a mark-to-market gain of $688,000 on outstanding diesel fuel hedges recognized in other comprehensive income. As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in OCI. A 10% change in prices would have a $12,958,000 impact on total comprehensive income at December 31, 2016 (December 31, 2015 - $7,672,000). We have not hedged any securities in 2016 or 2015.
(ii)  Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and VAT receivables will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2016
	Canadian dollar	Argentine peso
Cash	15,325	11,858
Marketable securities	142,670	—
Value added tax receivable	398	17,826
Other financial assets	—	1,184
Trade and other payables (excluding VAT and income taxes)	(17,084)	(16,474)
Current provisions	—	(7,329)
Total	141,309	7,065

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)

	December 31, 2015
	Canadian dollar	Argentine peso
Cash	1,254	290
Marketable securities	87,741	—
CRA income tax receivable	18,243	—
Value added tax receivable	109	24,349
Other financial assets	—	925
Trade and other payables (excluding VAT and income taxes)	(8,395)	(18,189)
Current debt	—	(4,273)
Current provisions	—	(4,654)
Total	98,952	(1,552)

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.

In December 2015, the new government of Argentina formally relaxed many of the capital controls that had existed under the previous regime. The new currency regime allowed the Argentine peso to freely fluctuate with market forces and, over the course of 2016, the Argentine peso devalued by approximately 22% compared to 53% in 2015, which had a material negative impact primarily on our VAT receivables asset, but has benefited our liabilities.

The Canadian dollar was relatively stable through most of 2016, ending the year having appreciated by 3% and closing at 1.34 Canadian dollars per U.S. dollar. This has benefited the value of marketable securities and our Canadian dollar cash, while having a marginally negative impact on our Canadian operating costs and liabilities in U.S. dollar terms.

Over the course of 2015, the Canadian dollar weakened by 19%, which largely correlated to the price of oil and resulted in material negative impacts on our marketable securities and CRA receivable balance, but benefited our Canadian dollar operating expenses and liabilities. The impact on marketable securities is recognized in OCI, but all other impacts are recorded in our consolidated statement of income (loss).

The closing of the acquisition of the Seabee Gold Operation in 2016 has materially increased our exposure to Canadian dollar operating and capital costs. Under our risk management policy we have entered into options to manage this exposure. As at December 31, 2016, we had the following hedge positions outstanding:

2017
Notional amount (in thousands of Canadian dollars)	3,000
Floor level (Canadian dollars per $1 U.S.)	1.29
Cap level (Canadian dollars per $1 U.S.)	1.42

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)

A 10% increase or decrease in the U.S. dollar exchange rate, as at December 31, 2016 and December 31, 2015, on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2016 and December 31, 2015, respectively:

Years ended December 31	2016	2015
	$	$
Canadian dollar	10,495	7,342
Argentine peso	476	208
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
As at December 31, 2016, the weighted average interest rate earned on our cash and cash equivalents was 0.60% (December 31, 2015 - 0.40%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $1,538,000 (2015 - $1,278,000).
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly-rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets Our credit risk with respect to other financial assets has increased in 2016 following the sales of the Parral properties and the Diablillos project, for which we are entitled to deferred consideration totaling $9,072,000, which is due over five years. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)

Our maximum exposure to credit risk as at December 31, 2016 and December 31, 2015 was as follows:

	December 31, 2016	December 31, 2015
	$	$
Cash and cash equivalents	327,127	211,862
Value added tax receivable	19,993	26,795
Trade receivables and other assets	36,236	21,659
Other financial assets	14,116	4,206
	397,472	264,522
At December 31, 2016, no amounts were held as collateral except those discussed above related to other financial assets.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in note 24(d). Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
To supplement corporate liquidity we have a Credit Facility (note 15(b)) of which we utilized $7,600,000 (December 31, 2015 - $7,500,000) to secure certain letters of credit.
In addition, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2016, we had surety bonds totaling $51,199,000 outstanding (December 31, 2015 - $46,000,000).
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows:

	Payments due by period (as at December 31, 2016)					At December 31, 2015
Contractual obligations	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	60,253	—	—	—	60,253	52,113
Current provisions	67,130	—	—	—	67,130	65,633
Notes (i)	—	265,000	—	—	265,000	265,000
Interest on convertible notes (i)	7,619	19,047	—	—	26,666	34,284
Operating expenditure commitments	6,722	10,442	—	—	17,164	20,648
Capital expenditure commitments	1,493	—	—	—	1,493	—
Minimum lease rental and lease payments	494	959	54	—	1,507	1,563
Total contractual obligations	143,711	295,448	54	—	439,213	439,241

(i)
The Notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018 (note 15).

In our opinion, working capital at December 31, 2016 together with future cash flows from operations are sufficient to support our commitments through 2017.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)
d)Capital management
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of December 31, 2016, we were in compliance with our externally-imposed financial covenants in relation to the Credit Facility (note 15(b)). Our Notes (note 15) do not contain any financial covenants.

25.	RELATED PARTY TRANSACTIONS
a)Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2016	2015
	$	$
Salaries and other short-term employee benefits	2,433	3,033
Post-employment benefits	29	29
Share-based compensation (i)	4,915	4,069
Total compensation	7,377	7,131

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU and PSU positions as reported in the consolidated statements of income (loss).
b)Principal Subsidiaries
The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries, the most significant as at December 31, 2016 of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project or purpose
Marigold Mining Company	USA (Nevada)	100%	Marigold
Claude Resources Inc.	Canada	100%	Seabee Gold Operation
Mina Pirquitas, LLC	USA (Delaware)	100%	Pirquitas
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Reliant Ventures S.A.C.	Peru	100%	San Luis
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the years ended December 31, 2016 and 2015 are as follows:

Years ended December 31	2016	2015
	$	$
Trade and other receivables	(14,255)	8,973
Inventory	16,291	(19,706)
Trade and other payables	5,680	6,432
Provisions	1,470	12,307
	9,186	8,006
During the years ended December 31, 2016 and 2015, we conducted the following non-cash investing and financing transactions:

Years ended December 31	2016	2015
	$	$
Common shares issued pursuant to the acquisition of Claude Resources (note 3)	(325,202)	—
Options issued pursuant to the acquisition of Claude Resources (note 3)	(4,045)	—
Marketable securities received for sale of exploration and evaluation assets (note 6)	7,329	—
Deferred consideration received for sale of exploration and evaluation asset	829	—
Marketable securities provided as consideration for exploration and evaluation expenses	(761)	(360)
Transfer of share-based payment reserve upon exercise of stock options	(4,258)	(162)
Shares received in exchange of marketable securities	—	1,062
Shares disposed in exchange of marketable securities	—	(1,315)